ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283672
Dated October 15, 2026

Contingent Income Auto-Callable Securities with Memory Coupon due on or about October 26, 2028

Based on the worst performing of the common stock of Amazon.com, Inc., the Class A common stock of Alphabet Inc. and the common stock of Microsoft Corporation

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with Memory Coupon (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying equity and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying equities:	Common stock of Amazon.com, Inc. (Bloomberg Ticker: “AMZN UW”) Class A common stock of Alphabet Inc. (Bloomberg Ticker: “GOOGL UW”) Common stock of Microsoft Corporation (Bloomberg Ticker: “MSFT UW”)
Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be October 23, 2026
Original issue date:	Expected to be October 28, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be October 23, 2028, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be October 26, 2028, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:

If, on any determination date other than the final determination date, the closing prices of all of the underlying equities are equal to or greater than their respective call threshold levels, the securities will be automatically redeemed for an early redemption amount on the first contingent payment date immediately following the related determination date.

Early redemption amount:

The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) the contingent payment otherwise payable with respect to the related determination date and any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature.

Contingent payment:

▪If, on any determination date, the closing prices of all of the underlying equities are equal to or greater than their respective coupon barrier levels, we will pay a contingent payment of $25.00 (equivalent to 10.00% per annum of the stated principal amount) per security, plus any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature, on the related contingent payment date.

▪If, on any determination date, the closing price of any underlying equity is less than its respective coupon barrier level, we will not pay a contingent payment on the related contingent payment date.

Memory coupon feature:

If a contingent payment is not paid on a contingent payment date (other than the maturity date) because the closing price of any underlying equity is less than its coupon barrier level on the related determination date, such contingent payment will be paid on a later contingent payment date if the closing price of each underlying equity is equal to or greater than its coupon barrier level on the determination date corresponding to the later contingent payment date. For the avoidance of doubt, once a previously unpaid contingent payment has been paid on a later contingent payment date, it will not be made again on any subsequent contingent payment date.

If the closing price of at least one the underlying equity is less than its coupon barrier level on each of the specified determination dates, you will receive no contingent payments during the term of, and will not receive a positive return on, the securities.

Determination dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events.
Payment at maturity:

▪If the final prices of all of the underlying equities are equal to or greater than their respective downside threshold levels:

(i) the stated principal amount plus (ii) any contingent payment otherwise payable with respect to the final determination date, and any previously unpaid contingent payments with respect to any previous determination dates pursuant to the memory coupon feature, if due.

▪If the final price of any underlying equity is less than its downside threshold level:

a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return of the worst performing underlying equity, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying equity.

If the final price of any underlying equity is less than its downside threshold level, investors will lose a significant portion and, in extreme situations, all of their initial investment regardless of the performance of any other underlying equity.

Underlying return:	With respect to each underlying equity, the quotient, expressed as a percentage of the following formula: (final price − initial price) / initial price
Worst performing underlying equity:	The underlying equity with the lowest underlying return as compared to any other underlying equity
Call threshold level:	With respect to each underlying equity, 100.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Coupon barrier level:	With respect to each underlying equity, 50.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Downside threshold level:	With respect to each underlying equity, 50.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Initial price:	With respect to each underlying equity, the closing price of such underlying equity on the pricing date.
Final price:	With respect to each underlying equity, the closing price of such underlying equity on the final determination date.
CUSIP / ISIN:	90266F5L6 / US90266F5L65
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.00% of the aggregate principal amount.
Estimated initial value:	Expected to be between $950.40 and $980.40 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1114446/000183988226050976/ubs_424b2-34473.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 50.00% of the hypothetical initial price of the worst performing underlying equity and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Worst Performing Underlying Equity	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-50.00%	$1,000.00
-51.00%	$490.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity.

▪Contingent repayment of stated principal amount only at maturity.

▪The contingent payment payable on the securities, if any, will be based solely on the closing prices of the underlying equities on the specified determination dates.

▪You may not receive any contingent payments.

▪Higher contingent payments are generally associated with a greater risk of loss.

▪Early redemption risk.

▪You will not participate in any appreciation of any underlying equity and will not have the same rights as holders of any underlying equity.

▪Because the securities are linked to the performance of more than one underlying equity, there is an increased probability that you will not receive a contingent payment on a determination date and that you will lose a significant portion or all of your initial investment.

Risks Relating to Characteristics of the Underlying Equities

▪Single equity risk.

▪You are exposed to the market risk of each underlying equity.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪No affiliation with the underlying equity issuers.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

▪Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪We may engage in business with or involving the underlying equity issuers without regard to your interests.

▪Potential UBS impact on an underlying equity.

▪Following certain events, the calculation agent can make adjustments to the underlying equities and terms of the securities that may adversely affect the market value of, and return on, the securities.

Risks Relating to General Credit Characteristics

▪The securities are subject to the credit risk of UBS, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Equities

For information about the underlying equities, including historical performance information, see “Information About the Underlying Equities” in the preliminary pricing supplement.

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